SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                             American Uranium, Inc.
        (Exact Name of Small Business Issuer as Specified in Its Charter)


New Jersey                                               N/A
----------------------                     ------------------------------------
(State of Incorporation)                    (Issuer's  I.R.S.
                                             Employer I.D. Number)
133 Richmond Street, West
Suite # 311
Toronto, Ontario, Canada                            M5H 2L3
----------------------------------------          -----------
(Address of principal executive offices)           (Zip Code)

                                 (416) 203-2525
               --------------------------------------------------
              (Issuer's Telephone Number, Including Area Code)



           Securities to be registered pursuant to Section 12(b) of the Act:
                                      None



           Securities to be registered pursuant to Section 12(g) of the Act:
                     Common Stock, $.001 par value per share



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ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

         American Uranium is engaged in the identification, acquisition, exploration, development and extraction of minerals primarily focused on uranium and vanadium claims located in the United States.

         American Uranium was organized under the laws of the State of New Jersey on October 22, 1991 under the name PRS Sub III, Inc. and changed its name to American Uranium Inc. in 1998. American Uranium was originally formed as a subsidiary of People Ridesharing Systems, Inc., a company which filed for reorganization under Chapter 11 of the Bankruptcy Act. As a result of an order of the United States Bankruptcy Court in May 1996 relating to the bankruptcy of People Ridesharing, the common stock ownership in American Uranium was issued 10% to the creditors and 5% to the stockholders of People Ridesharing and 85% to an investor.

         American Uranium has its executive offices or facilities at 133 Richmond Street, West, Suite # 311, Toronto, Ontario, Canada M5H 2L3. Its telephone number is (416) 203-2525. American Uranium was formerly named Zencrest Holdings Corp. Inc.

Overall Business Methodology

Identify and Acquire Uranium and Vanadium Properties

         American Uranium has entered into an agreement with a mineral exploration company, Platoro West LLC that owns a database of geological exploration information on approximately 1,500 properties, the majority of which are located in the United States. The database was acquired by Platoro as part of the liquidation of certain mining subsidiaries of a major multinational chemical company that was previously engaged in mineral exploration. The database was compiled during the 1960's and 1970's, and it is believed to contain exploration results and feasibility studies that still have valuable, useful information. The agreement provides for Platoro to identify eight to ten advanced stage properties with proven reserves in the United States for American Uranium to stake or otherwise acquire if interested. American Uranium views this database as a substantial competitive advantage in the identification of high quality mineral properties with significant potential for full development.

         American Uranium's initial plans are to acquire claims for five to ten uranium and vanadium properties. During the initial stages of operations, it intends to update exploration results and feasibility studies for the most promising properties and begin the permitting process on the properties that are determined to be the most feasible for the extraction of minerals.

Update of Past Exploration Results and Feasibility Studies on Staked Claims

         Once American Uranium has identified properties and acquired ownership of the claims, it will contract with external geological and environmental consultants to update the exploration results, feasibility studies and environmental reports to determine if the properties can be permitted for full-scale mining. Each property will be studied to determine the production price that will support positive cash flow and that would be attractive to develop using modern mining methods or to joint venture develop with a major mineral producer. Claims that are not feasible to permit are not renewed with the applicable federal and state authorities.

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Obtain Permits for Properties Identified as Feasible to Mine

         American Uranium must undergo an extensive permitting process prior to extracting minerals from feasible properties. Operating and environmental permits will be obtained from the applicable regulatory bodies utilizing technical applications filed by American Uranium. American Uranium has identified external mining consultants to assist with preparing and filing permits to all applicable regulatory authorities in the United States. American Uranium draws upon the significant mining experience of its principal shareholders, officers and directors to ensure the best resources are allocated to permitting and proper procedures are followed.

Develop Mining Facilities and Extract Ore from Permitted Properties

         American Uranium will use three approaches to mine permitted properties: (i) develop the facilities to extract and partially refine the ore and contract for later-stage refining with third-party refiners, (ii) enter a joint venture agreement with a major mineral producer to extract and refine the ore - American Uranium will receive a percentage of the revenues from the sale of refined ore, or (iii) sell the permitted property to a major mineral producer. American Uranium will require significant capital to manage and operate fully functional mines without the assistance of a major mineral producer and does not view this as the preferred option.

Mineral Ore Orientation

         Recent acquisitions of uranium properties or junior uranium mining and exploration companies by some major mineral producers has resulted in American Uranium focusing on these particular minerals.

Uranium

         Uranium, formally known as Uranium Oxide (U3O8), is obtained from uranium concentrate commonly referred to as "yellowcake". Uranium is used almost solely to fuel nuclear reactors and is typically sold under long-term contracts. American Uranium believes the price for yellowcake has the potential to strengthen over the next decade for a number of reasons: (i) demand for uranium will increase during the next decade as numerous new nuclear reactors are built and brought on-line and (ii) world production supplies approximately 55 percent of annual consumption with the remainder supplied from inventory draw-downs -- current stockpiles are estimated to contain only one year of reserves.

         Uranium exploration and mining took hold in the 1950's and 1960's as demand for weapons grade nuclear material and nuclear power began. These decades are depicted as a "uranium rush" as numerous mines and processing mills were developed or built in the major uranium producing countries across the world. The demand for uranium continued into the 1970's and uranium prices peaked at $43 per pound in 1979. The uranium price increases continued to drive production increases as new mines were developed throughout the 1970's. Stockpiles were set aside to meet expected future demand for uranium. With the Three Mile Island disaster, the OPEC oil crisis and consequent stabilization in demand for energy, and later the Chernobyl disaster, interest in nuclear power dramatically declined. Stockpiles continued to build-up during the early and mid-1980's as production decreases did not match demand decreases. Since the mid-1980's, uranium supplies have been plentiful and demand has increased only slowly. Numerous mines and processing facilities have been shut-down over the last 15

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years. Uranium prices reached a low in 1994 at $7 per pound. Since that time
(and for the factors indicated above), uranium prices have began to rise.

         Uranium ore is mined using one of three methods: (i) traditional open-pit mining for shallow deposits, (ii) traditional underground mining for deep deposits, and (iii) in-situ leaching for specific sandstone-hosted deposits. Traditional mining methods use labor and capital equipment to extract ore from the ground. The in-situ leaching process uses oxygen that is added to native ground water to react with uranium. Traditional mining methods are capital intensive, difficult to obtain environmental permits for, and take longer to bring on stream. The in-situ leaching process can be started quickly, is considered environmentally benign, and has lower operating costs. Heap leaching, a second leaching method, can be used with traditional mining methods to reduce the handling of heavy ore. Heap leaching uses chemicals that are distributed through piles (heaps) of ore on the surface. The chemicals react with the uranium in the ore, the solution is captured, and the uranium is recovered from the chemicals. American Uranium is primarily focused on obtaining claims for properties where leaching extraction methods can be used.

Vanadium

         Vanadium is a metal which is usually recovered as a by-product from uranium fuel or non-fuel mineral deposits and initially processed to a stable oxide, vanadium pentoxide (V2O5). Most of the vanadium produced is then converted to a vanadium/iron alloy, ferrovanadium, for use as an alloying addition to steel. The economics of vanadium supply are largely dependent on the exploitation of minerals which have a low vanadium content, such as uranium, and there are very few mines that produce vanadium as the sole or main product. Vanadium is also recovered from ashes, residue and spent catalysts. The main single reason for the industrial use of vanadium is that the addition of a small proportion to irons and steels promotes grain refinement and precipitation hardening. This allows for the production of high-strength, low alloy steels. The iron and steel industry accounts for about 90 percent of total consumption of vanadium.

         As with most commodities, the price of vanadium is dependent on the supply of the metal as well as the demand for its end products. The price of vanadium pentoxide, which is typically quoted in United States dollars per pound, peaked in the late 1980's at approximately $11 per pound. American Uranium believes that the price peak was driven by demand for iron and steel from all major industrialized nations at the peak of the economic boom in the 1980's and prior to the global recession of the 1990's. American Uranium believes the price will remain stable over the next decade as the supply of vanadium will keep pace with the demand for iron and steel.

Graysill Property, San Juan and Dolores Counties, Colorado

         American Uranium acquired through staking a total of 24 unpatented lode mining claims in Sections 19, 20, 29 and 30 in Township 40 North, Range 9 West in San Juan and Dolores Counties, Colorado immediately southeast of Bolam Pass. The claims are located at an elevation of 11,000 feet above mean sea level and are accessible by a dirt road that is maintained during the summer months by the United States Forest Service. The property, which is referred to as the Graysill Property encompasses the historic Graysill Mine, a past producer of vanadium and uranium ore. The production history of the Graysill Mine is poorly documented, but it is known to have produced vanadium and byproduct uranium during an approximately twenty year period after World War II. Before the mine ceased production, approximately 32,000 tons of ore were mined with a reported grade of 2.41% vanadium pentoxide and 0.09% uranium oxide. In 1989, representatives of the United States, Department of the Interior, Bureau of Mines Division,

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examined a number of abandoned mines in the San Juan National Forest, one of which was the Graysill Mine. Subsequently, in 1992 the Bureau of Mines produced a Mineral Land Assessment Open File Report titled "Mineral Appraisal of San Juan National Forest, Colorado". Most of the information relating to the Graysill Mine and the geology and mineralization of the general area within which the Graysill Property is located was obtained from this Open File Report unless stated otherwise.

         The property is underlain by a gently dipping assemblage of Paleozoic and Mesozoic sedimentary rocks within which vanadium and uranium occurs in many of the rock units in a stratabound manner, exhibiting little or no apparent relationship to regional structural trends. Although vanadium and uranium occurrences are ubiquitous and are known to exist in over 20 distinctly different sedimentary units in the vicinity of the property of American Uranium, the Pennsylvanian-Permian Rico Formation and the Upper Jurassic Entrada Sandstone are the only formations which have been mined previously for vanadium and uranium. Most of the past production has come from the Entrada Sandstone. Historically, there have been a number of uraniferous vanadium deposits developed in the Entrada Sandstone along a sinuous trend extending in a north-south direction for over 100 miles. This trend coincides with a major structural feature representing a transitional zone between the Colorado Plateau and the Southern Rocky Mountain physiographic provinces.

         During the past 50 years, the general region within which American Uranium's property is located has been subjected to several periods of extensive exploration. The major programs were carried out by Vanadium Corporation of America during the late 1940s and early 1950s and by Atlas Corporation in the late 1970s. Although the collective efforts of these companies resulted in the discovery and definition of significant, high grade vanadium reserves containing a high incidence of uranium, a major decline in the market for these commodities in the early 1980s eliminated all interest in the area.

         Concurrent with the height of exploration, uranium mining in the project area was initiated on a small scale in the 1940s and peaked in the late 1950s. Sporadic production of vanadium and uranium continued into the 1970s. Incomplete production records from the Graysill Mine, the largest producer in the area, indicate that a total of 32,000 tons yielding approximately 52,000 pounds of uranium oxide and in excess of 1.5 million pounds of vanadium pentoxide were produced before the mine ceased operations because of low vanadium and uranium prices. Based on an analyses of the results of the drilling completed by Vanadium Corporation of America, Platoro West, LLC calculated a geological resource of 400,000 tons averaging 2.5% vanadium pentoxide. This ore body also contains large uranium resources with an expected grade of 0.80%, the reported grade at the Graysill Mine. This equates to an in ground resource of 20 million pounds of vanadium pentoxide and 640,000 pounds of uranium oxide.

         American Uranium, through Platoro West, LLC, is in the process of negotiating with Atlas Corporation to acquire all of the data relating to the exploration they carried out in the Graysill area during the 1970s. American Uranium does not believe this will be a material expense. This information would enable American Uranium to recalculate the vanadium and uranium reserves on the property and would be invaluable in designing further exploration work in the Graysill area.

         Based on the results of the previous exploration on the property coupled with the widespread distribution of vanadium and uranium within the Entrada Sandstone in the Graysill area, it is highly likely that a significant increase in the vanadium and uranium reserves can be attained with further exploration on the property.


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Consulting Agreement with Platoro West LLC

         On August 26, 1998 American Uranium commenced operations by entering into an agreement with Platoro West LLC for it to conduct mineral exploration activities. The agreement calls for Platoro to identify and stake eight to ten good, marketable, mineral properties on behalf of American Uranium. These properties are to be advanced stage properties with proven resources located in the United States. American Uranium pays Platoro the sum of $5,000 per month for an initial agreement period of twenty-four months plus out of pocket expenses, including wages, travel and field expenses. American Uranium is also responsible for all filing fees for the claims identified by Platoro. In addition, American Uranium will issue four hundred thousand shares of common stock to Platoro as soon as public trading of American Uranium's common stock commences. As of December 31, 1998 American Uranium has successfully acquired through staking one property which was identified by Platoro pursuant to this agreement.

Government Regulation

         American Uranium will be subject to regulation by numerous federal and state governmental authorities. The most significant will be the Federal Environmental Protection Agency, the Bureau of Land Management and comparable state agencies. American Uranium expects that the regulation will cause it significant expense in its operations, considerable time to meet and assure compliance and the exposure to possible fines if it fails to meet the law or regulation. Even if it employs others for extraction, milling and production, American Uranium may bear some of these costs and/or liabilities. To date, American Uranium has not been required to spend anything on compliance with environmental laws because it is not operating any mining assets.

Competition

         American Uranium competes with numerous junior mining and exploration companies to identify and acquire claims with strong development potential and to engage the foremost geological and environmental experts to assist with exploration, feasibility studies and obtaining permits. American Uranium believes that its contract with Platoro West, LLC to identify claims from a large database of explored properties gives it a competitive advantage over many other junior mining and exploration companies. Furthermore, the experience and contacts of the officers and directors of American Uranium lend credibility and attract attention when contracting third party experts.

Employees

         American Uranium had one employee as of May 1, 1999. American Uranium expects to hire consultants and independent contractors during the early stages of implementing its business plan.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

         When used in this Form 10 and in future filings by American Uranium with the Securities and Exchange Commission, the words or phrases "will likely

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result," "management expects," or "American Uranium expects," "will continue,"
"is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. American Uranium has no obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

Selected Financial Data

         Because American Uranium is a development stage company, selected financial date would not be meaningful. Reference is made to the financial statements of American Uranium included elsewhere in the document.

Fiscal Year 1997

         American Uranium is a development stage company. Prior to August 1997, it was an inactive subsidiary of People Ridesharing Systems, Inc. Except for the initial recapitalization activity in 1997 as a result of the agreements among creditors, stockholders and investors pursued in the context of the People Ridesharing bankruptcy action, American Uranium did not conduct any activities in the fiscal year ending December 31, 1997.

Fiscal Year 1998

         American Uranium did not conduct any business during 1998 that resulted in revenues. All of its activities during 1998 were devoted to establishing a business plan and conducting limited financing activities to obtain initial working capital.

         During 1998, American Uranium incurred general and administrative expenses of $91,937. These expenses were principally the costs associated with, consulting fees, lease expenses, professional fees and salary of the president of the company. The largest single amount was the cost of locating and staking the Graysill Property and expenses associated with its mineral assets which aggregated $53,039. The total expenses, offset by $616 of interest, resulted in a loss for the fiscal year ended December 31, 1998 of $91,321. Funding of these expenses was from working capital.

Liquidity and Capital Requirements

         The working capital of American Uranium at December 31, 1998 was $16,860. The working capital requirements of American Uranium has been funded by the sale of securities. During 1998, American Uranium sold 6,540,000 shares of common stock for an aggregate of $170,000. In January 1999, American Uranium sold an additional 18,000 shares of common stock for an aggregate of $18,000. The proceeds of these sales were used for initial developmental activities.

         American Uranium will require additional financing to continue to develop its business plan and to begin its implementation. Management believes this amount will be substantial. American Uranium currently has no sources of


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financing, including bank or private lending sources, or equity capital sources.
No assurance can be given that American Uranium will be able to develop sources of financing in the future.

         To implement the staking, evaluation, development and extraction aspects of its business plan, American Uranium will need substantial additional funding. Because these requirements are in the more distant future, management has not yet begun to develop methods of financing. Management expects that it will use equity, debt and other arrangements, such as joint ventures, to fund these stages of its business plan.

Year 2000

Overview

         American Uranium has evaluated the potential impact of the situation commonly referred to as the "Year 2000 Issue". Y2K concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. Many of the world's computer systems currently record years in a two-digit format. These computer systems will be unable to property interpret dates beyond the year 1999, which could lead to business disruptions in the U.S. and internationally. The potential costs and uncertainties associated with Y2K will depend on a number of factors, including software, hardware and the nature of the industry in which a company operates.

Accounting Systems and Production Equipment

         Because American Uranium has begun operations during the later part of 1998, management believes that the computer programs it purchases are Y2K compliant. At this time, management believes that it does not have any assets with embedded computer chips or programs. Mining data that American Uranium has acquired or may purchase in the future is not subject to Y2K failure because it is generally pure data without reference to aging or time change. Therefore management does not expect to experience any Y2K failures.

Other Entity Compliance

         American Uranium does not engage in electronic data interchange with any other entity. Therefore, management believes it does not have any Y2K exposure directly from other entities and their failure to be Y2K compliant. Tangently, however, the failure of other entities to be Y2K compliant may cause American Uranium issues, none of which are yet apparent to management.

Contingency Planning

         Management does not have a contingency plan for its computer systems because it believes they are Y2K compliant or there is no material risk. Management does not have a contingency plan in the event a critical service, supplier or customer will not be Y2K compliant. Management does not expect that their failure will have a material impact because American Uranium is in the development stage and uses few services, has few suppliers and has no customers. If critical services such as utilities, communications or banking are affected, operations of American Uranium will be disrupted.

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Cost of Year 2000 Compliance

         American Uranium has not spent any amount on Y2K compliance. It does not expect to have to spend any material amount on Y2K compliance in the future.

Item 3.  DESCRIPTION OF PROPERTY

Executive Offices

         The executive office is located at 133 Richmond Street, West, Suite # 311, Toronto, Ontario, Canada M5H 2L3 and its telephone number is (416) 203-2525.

         American Uranium believes that its current office is adequate to meet its needs until it becomes more fully operational.

Mining Property

         See the description of the Graysill Property, San Juan and Dolores Counties, Colorado in Item 1. Business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of May 1, 1999 based on information obtained from the persons named below. With respect to the beneficial ownership of shares of the common stock of American Uranium by (1) each person known to be the owner of more than 5% of the outstanding shares of common stock, (2) each director and (3) all executive officers and directors as a group.

                                                                 Percent of
                                    Number of Shares of          Ownership of
                                      Common Stock               Common Stock
Name of Beneficial Owner            Beneficially* Owned          Outstanding
----------------------------       ---------------------         ------------

G. Ken Webb . . . . . . . . . .       2,000,000(1)(2)               22.1%
C.T. Yeh  . . . . . . . . . . .           - 0 -                      - 0 -
Stewart A. Jackson  . . . . . .       2,000,000(1)(3)               22.1%
Uranium Strategies, Inc.  . . .       2,000,000(4)                  22.1%
Robert Landau . . . . . . . . .       1,800,000(5)                  19.9%
David Roff  . . . . . . . . . .       1,800,000(5)                  19.9%
Thomas Skimming . . . . . . . .       2,880,000(6)                  31.8%
Directors and officers as a
 group (3 persons)  . . . . . .       2,000,000(7)                  22.1%

-------------------------------
* Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

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(1)  The address for each of Messrs. Webb and Jackson is care-of American
     Uranium at 133 Richmond Street, West, Third Floor, Toronto, Ontario, Canada M5H 2L3.

(2) Mr. Webb is the chief executive officer, a director and a principal shareholder of Uranium Strategies, Inc., and consequently has beneficial ownership of the shares of common stock of American Uranium owned by Uranium Strategies. Mr. Webb disclaims beneficial ownership as to 1,480,000 shares of common stock of American Uranium held by Uranium Strategies.

(3) Mr. Jackson is the Secretary and a director of Uranium Strategies and consequently has beneficial ownership of the shares of common stock of American Uranium owned by Uranium Strategies. Mr. Jackson disclaims beneficial ownership as to all the shares of common stock of American Uranium held by Uranium Strategies.

(4) The address for Uranium Strategies, Inc. is 3550 Skyline View Drive, Reno, Nevada 89509.

(5) The address for each of Messrs. Landau and Roff is 133 Richmond Street, West, Suite # 401, Toronto, Ontario, Canada M5H 2L3.

(6) The address for Thomas Skimming is 11 Camelot Court, Toronto, Ontario, Canada M3B 2N4.

(7)  See Notes 2 and 3 above.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The current directors and officers of American Uranium are as follows:

Name                        Age       Position
------------------        -------     -----------------------------------
G. Ken Webb                 59        President, Chief Executive Officer,
                                      Director (Chairman of the Board)

C.T. Yeh                    60        Secretary, Director

Steward A. Jackson          59        Director

     Mr. G. Ken Webb, has been the President, Chief Executive Officer and a director of American Uranium since 1997. Mr. Webb has over twenty years of experience in the Canadian junior mining business. Mr. Webb has been involved predominantly within the corporate finance area of the gold mining industry. From April 1996 to June 1997, Mr. Webb conducted investor relations for Central Asia Goldfields, from November 1994 to February 1996, he was a consultant to Webcon Equipment and from June 1991 to September 1994, he was a consultant to Entre Capital. Mr. Webb holds a law degree from Cambridge University, England. He is originally from South Africa, where he completed his undergraduate studies at the University of Natal, Pietermaritzburg. In a matter relating to a 1981 transaction involving receipt of bonus shares, Mr. Webb's registration was suspended in 1988 as an officer of a stock brokerage firm by the Ontario Securities Commission for eighteen months, but was subsequently reinstated.

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

     Mr. C.T. Yeh, has been the Secretary and a director of American Uranium since 1997. Mr. Yeh has over 25 years of experience with mining companies and financial services companies. From 1996 to 1997, Mr. Yeh was President of YCN Group, L.L.C., a joint venture partner with Yang Cheng (Group) Co., Ltd., a Macau based company wholly owned by the Municipality of Guangzhou, China. From 1992 to 1996, Mr. Yeh was Managing Director of Ridgewood Partners Ltd., an investment banking company. From 1988 to 1992, Mr. Yeh was a Director of Elders Resources Finance Inc., a merchant bank providing capital to the junior mining companies. From 1979 to 1986, Mr. Yeh was Director and Financial Planner of Inspiration Resources; from 1974 to 1979, was a Senior Process Economics Engineer at Kennecott Copper; from 1969 to 1974, was a Metallurgist at Foote Minerals Company; and from 1966 to 1969, Mr. Yeh was a Research Metallurgist at Calumet & Hecla Company. Mr. Yeh holds a Bachelor of Science degree in Metallurgical Engineering from Cheung Kung University, and Master of Science degree in Metallurgical Engineering from Michigan Technological University, and an M.B.A. with Honors from the University of Delaware. Mr. Yeh holds several U.S. Patents in Metallurgy and has written several research papers for the American Institute of Metallurgical Engineers and the American Ceramic Society. Mr. Yeh is a Director of Link Mineral Ventures Ltd., a publicly traded company.

     Dr. Stewart A. Jackson, has been the director of American Uranium since 1997. Dr. Jackson is an experienced geologist with 37 years of experience in exploration and development of both base and precious metal deposits. Dr. Jackson was responsible for the discovery and development of several major mineral discoveries, including the Red Dog multi-billion dollar zinc deposit in northwestern Alaska for Cominco Resources, Inc. Dr. Jackson was responsible for the raising of over $50 million for several publicly traded companies, including for Crown Resource Corp. founded by him in 1981. Since 1987 Dr. Jackson has been an independent consulting geologist for several private and public companies. Dr. Jackson earned a Bachelors of Science Degree majoring in Geology from the University of Western Ontario and a Masters of Science majoring in Stratigraphy and Mineral Deposit and a Doctorate from the University of Toronto.

     Messrs. Webb, Yeh and Jackson, officers and directors of American Uranium may be deemed to be "promoters".

Board Meetings and Committees

        During the fiscal year ended December 31, 1998, the board of directors met on six occasions and took written action on six occasions. All the members of the board of directors attended the meeting. The written actions were by unanimous consent. The board of directors has established no committees. Directors serve for a term of one year after election or until their earlier resignation or their successor is elected or appointed and qualified.


ITEM 6.  EXECUTIVE COMPENSATION

Management Employment Agreements and Compensation

        American Uranium currently pays a monthly salary of $2,500 to Mr. Webb, the president. This salary commenced May 1998. American Uranium does not pay any of its other officers any salary. American Uranium does not provide any other benefits to its officers. American Uranium does not have any written agreements with any of its officers and directors. Each of the officers and directors may engage in other businesses, either individually or through partnerships or

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

corporations in which they have an interest, hold an office or serve on boards of directors. All of the officers and directors may have other business interests to which they devote their time.

Other Key Advisors and Consultants

        American Uranium has access to several outside professional firms which can counsel it and provide important advice in its development stage. The terms of engagement of these firms will be determined from time to time as their services are required. See ITEM 1. Business for a description of the consulting agreement with Platoro West, LLC.

Remuneration of the Board of Directors

        Directors currently do not receive any compensation, but will receive compensation for their services as determined in the future by the board of directors. All directors are reimbursed for any expense incurred in attending meetings of the board of directors.

Keyman Life Insurance

        American Uranium does not own life insurance covering the death of any officer, director or key employee.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        None.


ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        The authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value. There are 9,058,261 shares of Common Stock issued and outstanding. There are no options, warrants, stock appreciation rights, or other rights similar in nature outstanding which obligate American Uranium to issue any additional common stock.

Common Stock

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders of American Uranium. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of the dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of American Uranium and subject to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares, voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, and when issued, the shares of common stock offered hereby, are fully paid and non-assessable.

Stock Transfer Agent

        The stock transfer agent for the common stock is Olde Monmouth Stock Transfer Co., Inc., 77 Memorial Parkway, 2nd Floor, Atlantic Highlands, New Jersey 07716, telephone (732) 872-2727.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market Information

        The common stock of American Uranium is not traded on any stock exchange, any NASDAQ Stock Market medium or the "pink sheets". Consequently, there is no public market for the common stock and no market price data to report. American Uranium intends to obtain inclusion on the OTC Bulletin Board in the future, but there can be no assurance that the common stock will be included in the trading medium. Even if inclusion in the OTC Bulletin Board is achieved, there is no assurance that the common stock will be actively traded. Therefore, there can be no assurance that there will be liquidity in the common stock.

        Currently, there are 9,040,261 shares of common stock outstanding. Except as noted below, all of these shares may be sold without restriction because they have been held either longer than two years or issued in offerings under Rule 504, Regulation D. 2,000,000 shares of common stock are held by Uranium Strategies, Inc. which is controlled by Mr. G. Ken Webb. These shares of common stock are subject to restrictions on public resales as "control shares". Certain other shares of common stock may also be considered "control shares" depending on factual circumstances at the time of sale. American Uranium currently does not have outstanding any warrants or options.

Holders

         As of May 1, 1999, there were 696 holders of record of the common stock.

Dividend Policy

        American Uranium has never declared or paid cash dividends on its common stock and anticipates that all future earnings (for the near future) will be retained for working capital and business expansion. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, the company financial condition and general business conditions. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.


ITEM 2.  LEGAL PROCEEDINGS

        None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Samuel Klein and Company, certified public accountants were engaged by American Uranium on November 5, 1998 as the independent accountants. Prior to this engagement, American Uranium did not engage any independent accountants to review its financial statements because it was either inactive or in reorganization. American Uranium is unaware of any disagreements or other issues which are required to be disclosed by the rules and regulations applicable to this Form 10.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

        During September 1998, American Uranium directly sold an aggregate of 6,500,000 shares of common stock to three individuals in a private offering pursuant to Rule 506 of Regulation D. The offering price was $.02 per share. The total proceeds of the offering was $130,000. The proceeds were used for general working capital purposes.

        Under Rule 504, forming part of Regulation D, on December 18, 1998, American Uranium sold 40,000 shares of common stock to two investors. The purchase price per share was $1.00, for aggregate consideration of $40,000. These securities were sold by American Uranium directly to the investors. The proceeds were used for general working capital purposes.

        Under Rule 504, forming part of Regulation D, on January 14, 1999, American Uranium sold 18,000 shares of common stock to one investor. The price per share was $ 1.00 for aggregate consideration of $18,000. These securities were sold by American Uranium directly to the investors. The proceeds were used for general working capital purposes.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 14A:3-5 of the Business Corporation Act of the State of New Jersey provides for the indemnification of officers and directors under certain circumstances against expenses and liabilities incurred as a result of a claim against them as corporate agents and requires New Jersey corporations to indemnify their officers and directors against expenses incurred in legal proceedings because of their being or having been an officer or a director, if the corporate agent is successful in his defense on the merits or otherwise in a proceeding against him.

        Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors, officers and controlling persons of American Uranium pursuant to the corporate law of New Jersey or otherwise, American Uranium has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by American Uranium of expenses incurred by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered or sold, American Uranium will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Federal Securities laws, and will be governed by the final adjudication of such case.

        American Uranium does not have any directors or officers liability insurance.


        PART F/S


        The financial statements of American Uranium are included in this report beginning on page F-1.


                                    PART III


ITEM 1.  INDEX TO EXHIBITS

(a)     Exhibits

        3.1*      Certificate of Incorporation of the Registrant

        3.2*      By-laws of the Registrant

        4.1*      Form of Common Stock Certificate of Registrant

        10.1*     Consulting Agreement with Platoro West, LLC

        27.1*     Financial Data Schedule

        99.1*     Risk Factors



*       Filed herewith.

                              FINANCIAL STATEMENTS
                                       OF
                             AMERICAN URANIUM, INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)

                                    CONTENTS


                                                                           PAGE

Independent Auditor's Report.................................................F-2

Financial statements:

   Balance sheets............................................................F-3

   Statements of operations..................................................F-4

   Statements of stockholders' equity........................................F-5

   Statements of cash flows..................................................F-6

   Notes to financial statements.............................................F-7

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of American Uranium, Inc.


We have audited the accompanying balance sheets of American Uranium, Inc. (formerly Zencrest Holdings Corp., Inc.) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Uranium, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





                                                SAMUEL KLEIN AND COMPANY



Newark, New Jersey
March 23, 1999

                             AMERICAN URANIUM, INC.

                                 BALANCE SHEETS



                                                  December 31,

                                              1998                 1997
                                              ----                 ----
ASSETS
Current Assets:
   Cash and cash equivalents                $    24,446         $      -
   Prepaid expenses                               5,208                -
                                           -------------        ---------------
          Total Current Assets                   29,654                -

Mineral Resource Assets                          61,819                -
                                           -------------        ---------------

Total Assets                                 $   91,473         $      -
                                           =============        ==============


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accrued expenses    $    12,794        $       -
                                            -----------        ---------------

          Total Current Liabilities              12,794                -
                                            ------------       ----------------

Total Liabilities                                12,794                -
                                            ------------       ----------------

Stockholders' Equity:
   Common stock, $.001 par value,
    100,000,000 shares authorized,
    9,040,261 and 2,500,261 shares
    issued and outstanding at December
    31, 1998 and 1997                            9,040             2,500
   Additional paid-in-capital                  170,960             7,500
   Accumulated deficit                        (101,321)          (10,000)
                                             ----------         ---------
          Total Stockholders' Equity            78,679                -
                                             ----------         ----------

Total Liabilities and Stockholders' Equity  $   91,473         $      -
                                            ===========        ===========


--------------------

The accompanying notes are an integral part of these financial statements.

                             AMERICAN URANIUM, INC.

                            STATEMENTS OF OPERATIONS



                                                  For the Years Ended
                                                       December 31,

                                             1998                     1997
                                             ----                     ----

Revenues                                  $      -               $      -

Cost of Revenues                                 -                      -
                                         ----------              ---------

Gross Profit                                     -                      -

Other Costs:
   General and administrative expenses       91,937                     -
                                         ----------              ---------
          Total Other Costs                  91,937                     -

Other Income and Expense:
   Interest income                              616                     -
                                         ----------             ----------

Net Loss before Benefit from Income
   Taxes                                    (91,321)                    -

Benefit from Income Taxes                        -                      -
                                         ------------           -----------

Net Loss                                  $ (91,321)             $      -
                                         ===========            ===========


--------------------

The accompanying notes are an integral part of these financial statements.

                                       F4

                             AMERICAN URANIUM, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                     Common Stock
                                                   $.001 Par Value
                                             ----------------------------
                                                                 Common              Additional                         Total
                                             Number              Stock               Paid-In-        Accumulated     Stockholders'
                                             of Shares           Amount              Capital           Deficit          Equity
                                             -----------        ------------        -----------       ----------      -----------
Balances, January 1, 1997                    2,500,261            $2,500            $    7,500         $(10,000)         $      -

Net Loss for the Year Ended
 December 31, 1997                                  -                  -                     -                -                 -
                                            ------------        -------------       -------------      ----------       ----------

Balances, December 31, 1997                  2,500,261            2,500                  7,500          (10,000)                -

Issuance of Common Shares                    6,540,000            6,540                163,460                -           170,000

Net Loss for the Year Ended
 December 31, 1998                                   -                -                      -          (91,321)          (91,321)
                                            -----------         -------------        -------------      ---------        ----------

Balances, December 31, 1998                 $9,040,261           $9,040               $170,960         $(101,321)       $  78,679
                                            ===========         ============         =============     ==========       ==========



--------------------

The accompanying notes are an integral part of these financial statements.

                             AMERICAN URANIUM, INC.

                            STATEMENTS OF CASH FLOWS



                                                  For the Years Ended
                                                       December 31,
                                             1998                      1997
                                             ----                      ----

Cash Flows from Operating Activities:
   Net loss                                 $(91,321)             $       -

   Adjustments to reconcile net loss to
    net cash used in operating activities:
       Increase in prepaid expenses           (5,208)                     -
       Increase in accounts payable and
         accrued expenses                     12,794                      -
                                             --------              ----------

           Net Cash Used in Operating
            Activities                       (83,735)                      -
                                             --------              ----------

Cash Flows from Investing Activities:
   Increase in Mineral Resource Assets       (61,819)                      -
                                             ----------            ------------
            Net cash used in investing
             activities                      (61,819)                      -
                                             ----------            ------------

Cash Flows from Financing Activities:
   Proceeds from the issuance of common
    stock                                    170,000                       -
                                             ---------             ------------
            Net Cash provided by financing
             activities                      170,000                       -
                                             ---------             ------------

Net Increase in Cash and Cash Equivalents     24,446                       -

Cash and Cash Equivalents, beginning of year       -                       -
                                             ---------             ------------

Cash and Cash Equivalents, end of year     $  24,446               $       -
                                             =========             ============


--------------------

The accompanying notes are an integral part of these financial statements.

                             AMERICAN URANIUM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998



1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

American Uranium, Inc. (formerly Zencrest Holdings Corp., Inc.) (the "Company") was formed in 1991 as a subsidiary of People Ridesharing Systems, Inc. ("PRS") a company that filed for reorganization under Chapter 11 of the Bankruptcy Act. As a result of an arrangement with the Bankruptcy Court and PRS, ownership in the Company was to be provided to the creditors and stockholders of PRS who received ten percent and five percent, respectively, of the outstanding stock of the Company upon the sale of the Company and in contemplation of a merger. In addition, the Company sold eighty-five percent of the Company's stock to nonaffiliated parties.

On August 26, 1998 the Company commenced operations by entering into an agreement with Platoro West, LLC ("Platoro") concerning mineral exploration activities. The Company's operations will be in the identification, acquisition, exploration, development and extraction of minerals, primarily focusing on uranium and vanadium claims located in the United States.

Inventory

Inventory will be valued at cost as computed under the last-in, first-out (LIFO) method which normally is lower than market. For the type of inventory the Company intends to maintain, no segregation among raw materials, work in process and finished goods will be practicable.

Mineral Resource Assets

Mineral resource assets include costs associated with mineral interest in properties and related equipment and facilities and other facilities required for purposes of extraction.

Property, Plant and Equipment

Property, plant and equipment will include support equipment and will be amortized over the estimated useful life of the assets.

Revenue Recognition

Revenue will be recognized upon shipment of the mined minerals.

Use of Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             AMERICAN URANIUM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998
                                   (Continued)


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 121 (SFAS
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 requires that if facts and circumstances indicate that the cost of fixed assets or other assets may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted pre-tax cash flows associated with the asset to the asset's carrying value to determine if a write-down to market value or discounted pre-tax cash flow value would be required.

Comprehensive Income

For the year ended December 31, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. The adoption of SFAS 130 had no impact on total stockholder's equity for either of the years presented in these financial statements.


2.  COMMON STOCK

The Company was incorporated on October 22, 1991 in the State of New Jersey and has authority to issue, pursuant to an amendment to the Company's certificate of incorporation on July 25, 1997, 100,000,000 $.001 par value shares of Common Stock. As a result of an arrangement with the Bankruptcy Court and PRS, entered into on April 30, 1996, ownership in the Company was to be provided to the creditors and stockholders of PRS who received 10 percent and 5 percent, respectively, of the outstanding common stock of the Company upon the sale of the Company and in contemplation of a merger, resulting in 10,000,000 shares of common stock outstanding.

On March 23, 1998, the Company effected a 1 for 4 reverse split of the outstanding common stock resulting in a reduction of the issued and outstanding shares from 10,000,000 to 2,500,261 which included the issuance of 261 fractional shares. All outstanding share information has been retroactively restated to give effect for the 1 for 4 reverse stock split.

                             AMERICAN URANIUM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998
                                   (Continued)



2.  COMMON STOCK (Continued)

During September 1998, the Company issued private placement offerings to three individuals who were instrumental in identifying worthy business opportunities. The private placement offering totaled 6,500,000 shares of the Company's common stock at a price of $.02 per share. Total proceeds of the private placement offerings were $130,000.

On December 18, 1998, the Company completed the sale of two private placement offerings and received $40,000 for which the Company issued 40,000 shares of its common stock during January 1999. For financial statement presentation, the 40,000 shares have been treated as issued and outstanding at December 31, 1998.

On January 14, 1999 the Company completed the sale of one additional private placement offering and issued 18,000 shares of its common stock, which resulted in total proceeds to the Company of $18,000.


3.  COMMITMENTS AND CONTINGENCIES

On August 26, 1998 the Company commenced operations by entering into an agreement with Platoro, already defined in Note 1, concerning mineral exploration activities. The Company's operations will be in the identification, acquisition, exploration, development and extraction of minerals, primarily focusing on uranium and vanadium claims located in the United States. The agreement with Platoro calls for Platoro to identify and stake eight (8) to ten
(10) good, marketable, mineral properties on behalf of the Company.. These properties are to be advanced stage properties with proven resources located in the United States. The Company in return agrees to pay the sum of $5,000 per month for an initial agreement period of twenty-four (24) months plus out of pocket expenses, including wages, travel and field expenses. The Company is also responsible for all filing fees for the claims acquired by Platoro. In addition, the Company will issue four hundred thousand (400,000) shares of common stock to Platoro as soon as trading of the Company's common stock commences. As of December 31, 1998 the Company has successfully acquired through staking one property which was identified by Platoro pursuant to this agreement.

                             AMERICAN URANIUM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998
                                   (Continued)



4.  MINING PROPERTIES

Graysill Property, San Juan and Dolores Counties, Colorado

The Company acquired through staking a total of 24 unpatented lode mining claims in Sections 19, 20, 29 and 30 in Township 40 North, Range 9 West in Dolores and San Juan Counties, Colorado immediately southeast of Bolam Pass. The claims were located on September 29, 1998 and the Company is required to make a payment of $1 per claim by August 11th of each year on an ongoing basis in order to preserve title to the property. The claims are located at an elevation of 11,000 feet above mean sea level and are accessible by a dirt road that is maintained during the summer months by the United States Forest Service. The property, which is referred to as the Graysill Property encompasses the historic Graysill Mine, a past producer of vanadium and uranium ore. The production history of the Graysill Mine is poorly documented, but it is known to have produced vanadium and byproduct uranium during an approximately twenty year period after World War
II. Before the mine ceased production, approximately 32,000 tons of ore were mined with a reported grade of 2.41% vanadium pentoxide and 0.09% uranium oxide. In 1989, representatives of the United States, Department of the Interior, Bureau of Mines Division, examined a number of abandoned mines in the San Juan National Forest, one of which was the Graysill Mine. Subsequently, in 1992 the Bureau of Mines produced a Mineral Land Assessment Open File Report titled "Mineral Appraisal of San Juan National Forest, Colorado". Most of the information relating to the Graysill Mine and the geology and mineralization of the general area within which the Graysill Property is located was obtained from this Open File Report unless stated otherwise.

The Graysill Property of American Uranium Inc. is underlain by a gently dipping assemblage of Paleozoic and Mesozoic sedimentary rocks within which vanadium and uranium occurs in many of the rock units in a stratabound manner exhibiting little or no apparent relationship to regional structural trends. Although vanadium and uranium occurrences are ubiquitous and are known to exist in over 20 distinctly different sedimentary units, the Uranium line property, the Pennsylvanian Permian Rico Formation and the Upper Jurassic Entrada Sandstone are the only formations which have been mined previously for vanadium and uranium. Most of the past production has come from the Entrada Sandstone. Historically, there have been a number of uraniferous vanadium deposits developed in the Entrada Sandstone along a sinuous trend extending in a north-south direction for over 100 miles. This trend coincides with a major structural feature representing a transitional zone between the Colorado Plateau and the Southern Rocky Mountain physiographic provinces.

During the past 50 years, the general region within which the Company's property is located has been subjected to several periods of extensive exploration. The major programs were carried out by Vanadium Corporation of America during the late 1940's and early 1950's and by Atlas Corporation in the late 1970's. Although the collective efforts of these companies resulted in the discovery and definition of significant, high grade vanadium reserves containing a high incidence of uranium, a major decline in the market for these commodities in the early 1980's eliminated all interest in the area.

                             AMERICAN URANIUM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998
                                   (Continued)



4.  MINING PROPERTIES (Continued)

Graysill Property, San Juan and Dolores Counties, Colorado (Continued)

Concurrent with the height of exploration, uranium mining in the project area was initiated on a small scale in the 1940's and peaked in the late 1950's. Sporadic production of vanadium and uranium continued into the 1970's. Based on reported grades, the total production from the 32,000 tons of ore extracted from the Graysill Mine amounted to approximately 52,000 pounds of uranium oxide and in excess of 1,500,000 pounds of vanadium pentoxide before the mine ceased operations presumably because of low vanadium and uranium prices. Recently, Platoro West, LLC of Durango, Colorado acquired a map which was prepared by Vanadium Corporation of America in 1950 at a scale of 1 inch to 500 feet. The map outlines the location of a large number of exploration holes that were drilled by Vanadium Corporation of America and details the average grade and thickness of vanadium mineralization that was encountered in each hole. Based on this information, and assuming continuity of the mineralization between drill holes and a reasonable distance beyond drill holes, Platoro West, LLC calculated a geological resource of 400,000 tons averaging 2.5% vanadium pentoxide. Although the uranium content is not shown on the map, it is the assumption of Platoro West, LLC that a large resource of absorbed uranium is associated with the vanadium mineralization since the drilling appears to have been designed to extend the zone of vanadium and uranium mineralization at the Graysill Mine. This equates to an inground resource of 20,000,000 pounds of Vanadium Pentoxide and possibly 6,400,000 pounds of uranium oxide, providing the uranium grades at the Graysill Mine accurately reflect the uranium content in the Graysill vanadium deposit.

American Uranium, Inc., through Platoro West, LLC is in the process of negotiating with Atlas Corporation to acquire all of the data relating to the exploration they carried out in the Graysill area during the 1970's. This information would enable American Uranium to recalculate the vanadium and uranium reserves and would be invaluable in designing further exploration work on the Graysill Property.

Based on the results of the previous exploration on the property, coupled with the widespread distribution of vanadium and uranium within the Entrada Sandstone in the Graysill area, management believes that it is highly likely that a significant increase in the vanadium and uranium reserves can be attained with further exploration on the property.


5.  YEAR 2000 ISSUES

The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or third parties, will be fully resolved.

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 10th day of May, 1999.


                                              AMERICAN URANIUM, INC.

                                               /s/ G. Ken Webb
                                               ---------------------
                                               G. Ken Webb
                                               President and
                                               Chief Executive Officer